

May 3, 2024

Eli Baker
Chief Executive Officer
SEAC II Corp.
955 Fifth Avenue
New York, NY 10075

  Re: SEAC II Corp.
    Registration Statement on Form S-1
    Filed April 22, 2024
    File No. 333-278849

Dear Eli Baker:

  We have conducted a limited review of your registration statement and have the following comment(s).

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1 filed April 22, 2024

Cover Page

1. It appears that this registration statement will become effective following listing of Pubco's common shares on Nasdaq and that the selling shareholders will conduct an at-the-market offering. Once available, please revise to disclose the market price of Pubco's common shares as of the latest practicable date. Refer to Instruction 2 to Item 501(b)(3) of Regulation S-K.

2. For each of the shares being registered for resale, disclose the price that the selling shareholders paid or will pay for such shares. In this regard, we note that the number of shares to be purchased at the purchase price of $9.63 per share versus the purchase price of $10.165 per share is not specified. Further, the price to be paid for the additional 2,018,951 shares that may be issued pursuant to exercise of certain reduction rights under the subscription agreements is not disclosed. Based on the foregoing, it appears that there are three different categories of shares with each category at different purchase prices.

3. It appears that the shares being registered for resale will constitute a considerable percentage of Pubco's public float. Additionally, we note that all of the shares being registered for resale are to be purchased by the selling shareholders for prices below the current market price of Pubco's common shares. Disclose on the cover page and elsewhere as appropriate the number of shares being registered as a percentage of Pubco's public float, and highlight the negative impact sales of shares on this registration statement could have on the public trading price of the common shares.

Risk Factors
Risks Related to Ownership of Pubco's Securities, page 37

4. Include an additional risk factor highlighting the negative pressure potential sales of shares pursuant to this registration statement could have on the public trading price of the common shares. To illustrate this risk, disclose the various purchase prices of the securities being registered for resale and the percentage that these shares will represent of the total number of shares outstanding and of Pubco's public float. Also disclose that even if the trading price of the common shares is at or below the SPAC IPO price, some of the private placement investors have an incentive to sell because they will still profit on sales because of the lower price that they purchased their shares than the public investors.

General

5. Revise your prospectus to disclose the price that each selling shareholder paid for the shares being registered for resale. Highlight any differences in the trading price, the prices at which the private placement investors acquired their shares, and the price at which the public securityholders acquired their shares, once such information is available. To the extent applicable, disclose that while the private placement investors may experience a positive rate of return based on the trading price, the public securityholders may not experience a similar rate of return on the securities they purchased due to differences in the purchase prices and the trading price following the consummation of the Business Combination. Further, please disclose the potential profit the various groups of selling shareholders will earn based on the trading price, once such information is available. Include appropriate risk factor disclosure.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Rebekah Reed at 202-551-5332 or Donald Field at 202-551-3680 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Joel Rubinstein